February 22, 2007

VIA ELECTRONIC MAIL

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010
Attention:   Mr. David Link

      Re:   Symmetry Holdings Inc.

Dear Mr. Link:

        As discussed with you yesterday, attached please find enclosed herewith a copy of our draft response letter responding to the letter dated February 21, 2007 to Symmetry Holdings Inc. (“Symmetry”), together with pages reflecting changes to Amendment No. 8 of the Registration Statement on Form S-1 that we propose including in Amendment No. 9 to the Registration Statement on Form S-1. We have included both marked and unmarked pages for your convenience.

        In addition to the changes in response to your comments, we have added language clarifying that Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program.

        We look forward to speaking with you at your earliest convenience. Accordingly, we would like to schedule a conference call with you later this afternoon. Please contact me at 203-351-8107 or by email rhedin@kelleydrye.com to schedule the call. Thank you.

Sincerely, /s/ Randi-Jean G. Hedin Randi-Jean G. Hedin

Enclosures

cc:	Ms. M. Cathey Baker, SEC

February ___, 2007

Securities and Exchange Commission
Station Place
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549-7010

Attention:   Mr. John Reynolds
                     Assistant Director
                     Ms. Cathey Baker

Re: Symmetry Holdings Inc. Amendment No. 8 to the Registration Statement on Form S-1 File No. 33-135353 Filed February 20, 2007

   Ladies and Gentlemen:

        On behalf of Symmetry Holdings Inc. (“Symmetry” or the “Company”), set forth below is the Company’s response to your letter of comment dated February 21, 2007 to Mr. Corrado De Gasperis, Chief Executive Officer of the Company. The numbered responses of the Company and related captions contained in this letter correspond to the numbered paragraphs and related captions in the letter of comment. For your convenience, we have repeated each comment below followed by the Company’s response thereto.

General

            1. We note that the conversion rights are available up to 29.99999% of the common stock in the IPO. Provide clear disclosure regarding the reasons for this change in the conversion so that investors can understand the company’s position when making an investment. Provide clear disclosure throughout the prospectus that this is different from the terms of a traditional SPAC and add a risk factor. In addition, add the additional risk factor at the beginning of the risk factors section discussing the risks associated with this change. Provide clear disclosure throughout that this will make it easier for a business combination to be approved. We may have further comment.

Securities and Exchange Commission
February ___, 2007

        The Company has complied with this comment by revising the disclosure on pages __ and ___.

        Additionally, we supplementally advise you that, as set out in more detail in our November 30, 2006 letter to you, the Company originally structured its conversion right to require the tender of a warrant and a share of common stock to enhance its ability to attract investors who share Symmetry’s goal of creating long term value through an acquisition and management of an industrial, asset-based company. Symmetry wanted to discourage investors who were investing not for the value created through the acquisition, but to profit solely on the ability to ensure a certain financial return by selling the public warrant and then voting to convert their share to cash (or force dissolution and a return of their investment). In reviewing prior transactions, Symmetry was concerned that this trend may result in a proposed business combination being rejected not because of the substance of the proposed transaction, but because 20% or more of the investor base was seeking financially engineered returns. However, after meeting with more than 70 potential investors over the last 4 weeks, and upon a review of the current market trends relating to the conversion rights, Symmetry believes it can enhance its stockholders’ conversion rights by now eliminating the requirement to tender both a warrant and a share of common stock, thereby providing the stockholder with greater alternatives in the management of its investment. Eliminating the requirement to tender a warrant conforms Symmetry’s conversion rights structure to the typical SPAC structure. The Company has determined that the best solution for attracting investors interested in Symmetry’s long term growth and success is to increase the threshold of public stockholders whose exercise of conversion rights would prevent consummation of an initial business combination to 30%. A review of recent offerings indicates that many similarly structured companies are now addressing the concern that a proposed business combination may be rejected when such threshold is unintentionally exceeded by increasing the threshold to a percentage greater than 20%. This increase expands the potential population of investors who have the right to convert their shares and protects the investor who approves of the business combination and does not want the business combination to be rejected unintentionally.

            2. In the Effecting a Business Combination section, we note that you continue to have the 80% threshold for the value of any business interest you acquire. Please revise to discuss the logistics of any acquisition in light of the revision to your conversion threshold.

        The 80% threshold may require the Company to obtain financing from third party sources if a substantial percentage of public stockholders exercise their conversion rights and the business combination requires it to use substantially all of its cash to pay the purchase price. Accordingly, the Company has complied with this comment by revising the disclosure on pages 12, 19-20 and 71-72. and ___ to address this potential need for third party financing.

            3. Advise use whether there is a current intent to increase the size of the offering from 21,562,500 units pursuant to Rule 462(b). We may have further comment.

        We have been advised by the Company that it has no current intent to increase the size of the offering from 21,562,500 pursuant to Rule 462(b).

        Please contact the undersigned at (203) 351-8107 with any questions you may have regarding the foregoing.

Very truly yours,

Randi-Jean G. Hedin

Enclosures

cc:    Mr. Corrado De Gasperis
         Mr. Michael Karney, Branch Chief
         Mr. Paul Belvin, Associate Director

As filed with the Securities and Exchange Commission on February ~~20,~~22, 2007
Securities Act File No. 333-135353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

———————————

AMENDMENT NO. ~~8~~9
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

———————————

Symmetry Holdings Inc.
(Exact name of registrant as specified in charter)

Delaware	9995	20-4790836
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

432 Scarborough Road
Briarcliff Manor, NY 10510
(T) 917-207-7904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

———————————

Corrado De Gasperis
Chief Executive Officer
432 Scarborough Road
Briarcliff Manor, NY 10510
(T) 917-207-7904

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Randi-Jean G. Hedin Kelley Drye & Warren LLP 400 Atlantic Street Stamford, CT 06901 (T) 203-351-8107 (F) 203-327-2669		Howard A. Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (T) 212-309-6000 (F) 212-309-6001

———————————

As soon as practicable after the effective date of this registration statement
(Approximate date of commencement of proposed sale to the public)

———————————

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  |X|

As filed with the Securities and Exchange Commission on February 22, 2007
Securities Act File No. 333-135353

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

———————————

AMENDMENT NO. 9
TO
FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

———————————

Symmetry Holdings Inc.
(Exact name of registrant as specified in charter)

Delaware	9995	20-4790836
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

432 Scarborough Road
Briarcliff Manor, NY 10510
(T) 917-207-7904
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

———————————

Corrado De Gasperis
Chief Executive Officer
432 Scarborough Road
Briarcliff Manor, NY 10510
(T) 917-207-7904

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Randi-Jean G. Hedin Kelley Drye & Warren LLP 400 Atlantic Street Stamford, CT 06901 (T) 203-351-8107 (F) 203-327-2669		Howard A. Kenny Morgan, Lewis & Bockius LLP 101 Park Avenue New York, NY 10178-0060 (T) 212-309-6000 (F) 212-309-6001

———————————

As soon as practicable after the effective date of this registration statement
(Approximate date of commencement of proposed sale to the public)

———————————

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box:  |X|

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February ~~20,~~22, 2007

PRELIMINARY PROSPECTUS

$150,000,000

SYMMETRY HOLDINGS INC.

18,750,000 units

Symmetry Holdings Inc. is a development stage company, with nominal assets and without an operating business, recently formed for the purpose of acquiring one or more operating businesses, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, and managing such businesses. Our efforts in identifying target businesses will be focused on industrial, asset-based businesses, based in North America, that are in, or are suppliers to, the basic industries sector, including energy and energy-related infrastructure. This is an initial public offering of our securities. Each unit that we are offering at $8.00 per unit consists of:

•	one share of common stock; and
•	one warrant.

Each warrant entitles the holder to purchase one share of common stock at a price of $5.50. Each warrant will become exercisable on the later of consummation of our initial business combination or [______], 2008 [one year from the prospectus date] and will expire on [______], 2011 [four years from the prospectus date] or earlier upon redemption. This offering includes a directed unit program under which up to 187,500 units offered by this prospectus will be offered for sale to persons who are our directors, officers and existing stockholders and their family and friends. We will grant to the underwriters a 45-day option to purchase up to 2,812,500 additional units solely to cover over-allotments, if any. Units purchased upon exercise of the underwriters’ over-allotment option will be used only to cover the underwriters’ short position, if any, resulting from the initial distribution. Certain of our existing stockholders intend to purchase an aggregate of 4,166,667 warrants from us in a private placement, which will be completed prior to the closing of this offering, at a price of $.90 per warrant, or an aggregate purchase price of $3,750,000.

There is currently no public market for our units, common stock or warrants. Our units have been approved for listing on the American Stock Exchange under the symbol SHJ-U upon consummation of this offering. Our units will begin trading on or promptly after the date of this prospectus. Our common stock and warrants will begin separate trading 20 days after the earlier to occur of the expiration of the underwriters’ over-allotment option or the exercise in full by the underwriters of such option so long as we have filed a Current Report on Form 8-K reflecting our receipt of the gross proceeds of this offering promptly after the closing of this offering. Once separate trading begins, our common stock and warrants will be listed on the American Stock Exchange under the symbols SHJ and SHJ-WS, respectively. We cannot assure you that our securities will continue to be listed on the American Stock Exchange.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated February 22, 2007

PRELIMINARY PROSPECTUS

$150,000,000

SYMMETRY HOLDINGS INC.

18,750,000 units

Symmetry Holdings Inc. is a development stage company, with nominal assets and without an operating business, recently formed for the purpose of acquiring one or more operating businesses, through a merger, capital stock exchange, asset acquisition, stock purchase or other similar business combination, and managing such businesses. Our efforts in identifying target businesses will be focused on industrial, asset-based businesses, based in North America, that are in, or are suppliers to, the basic industries sector, including energy and energy-related infrastructure. This is an initial public offering of our securities. Each unit that we are offering at $8.00 per unit consists of:

•	one share of common stock; and
•	one warrant.

Each warrant entitles the holder to purchase one share of common stock at a price of $5.50. Each warrant will become exercisable on the later of consummation of our initial business combination or [______], 2008 [one year from the prospectus date] and will expire on [______], 2011 [four years from the prospectus date] or earlier upon redemption. This offering includes a directed unit program under which up to 187,500 units offered by this prospectus will be offered for sale to persons who are our directors, officers and existing stockholders and their family and friends. We will grant to the underwriters a 45-day option to purchase up to 2,812,500 additional units solely to cover over-allotments, if any. Units purchased upon exercise of the underwriters’ over-allotment option will be used only to cover the underwriters’ short position, if any, resulting from the initial distribution. Certain of our existing stockholders intend to purchase an aggregate of 4,166,667 warrants from us in a private placement, which will be completed prior to the closing of this offering, at a price of $.90 per warrant, or an aggregate purchase price of $3,750,000.

There is currently no public market for our units, common stock or warrants. Our units have been approved for listing on the American Stock Exchange under the symbol SHJ-U upon consummation of this offering. Our units will begin trading on or promptly after the date of this prospectus. Our common stock and warrants will begin separate trading 20 days after the earlier to occur of the expiration of the underwriters’ over-allotment option or the exercise in full by the underwriters of such option so long as we have filed a Current Report on Form 8-K reflecting our receipt of the gross proceeds of this offering promptly after the closing of this offering. Once separate trading begins, our common stock and warrants will be listed on the American Stock Exchange under the symbols SHJ and SHJ-WS, respectively. We cannot assure you that our securities will continue to be listed on the American Stock Exchange.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 19 of this prospectus for a discussion of information that should be considered in connection with an investment in our securities.

It is our intention in every case to structure and consummate an initial business combination only if our public stockholders owning up to 29.99999% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights as presently contained in our amended and restated certificate of incorporation. Our officers and directors view the foregoing conditions as terms of the securities offered by this prospectus under the federal securities laws and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. Accordingly, our maximum conversion percentage will provide greater flexibility to our public stockholders to exercise their conversion rights while also increasing the probability that the initial business combination will be approved.

Conversion rights for public

stockholders voting to reject a

business combination:

If our initial business combination is approved and consummated, our public stockholders voting against such combination will be entitled to convert their shares of common stock. In order to be eligible to exercise their conversion rights, a public stockholder must:

•	vote against the initial business combination; and

•	prior to or contemporaneously with their vote against such combination affirmatively exercise their conversion right.

Public stockholders so entitled to exercise their conversion rights will be entitled to convert their shares of common stock into cash at a conversion price equal to a pro rata share of the amount held in the trust account, including underwriting discounts and commissions deposited and interest earned on amounts held in the trust account (net of taxes payable on such interest and the rights of creditors to funds held in the trust account, if any), calculated as of the close of business on the second business day prior to the consummation of our initial business combination. Any request for conversion may be withdrawn at any time up to the date of the meeting of stockholders. Payment will be made to such stockholders promptly following consummation of the business combination. Public stockholders who properly exercise their conversion rights and convert their shares of common stock will retain any warrants they hold.

If public stockholders holding the maximum number of shares which may be converted, an aggregate of approximately 5,624,999 shares (or approximately 6,468,749 shares, if the underwriters’ over-allotment option is exercised in full), properly exercise their conversion rights, the trust account would be required to disburse to them an aggregate of approximately $43,109,986 (or $49,657,483, if the underwriters’ over-allotment option is exercised in full), at a conversion price of $7.66 per share (or $7.68, if the underwriters’ over-allotment option is exercised in full) (in

It is our intention in every case to structure and consummate an initial business combination only if our public stockholders owning up to 29.99999% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights as presently contained in our amended and restated certificate of incorporation. Our officers and directors view the foregoing conditions as terms of the securities offered by this prospectus under the federal securities laws and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. Accordingly, our maximum conversion percentage will provide greater flexibility to our public stockholders to exercise their conversion rights while also increasing the probability that the initial business combination will be approved.

Conversion rights for public

stockholders voting to reject a

business combination:

If our initial business combination is approved and consummated, our public stockholders voting against such combination will be entitled to convert their shares of common stock. In order to be eligible to exercise their conversion rights, a public stockholder must:

•	vote against the initial business combination; and

•	prior to or contemporaneously with their vote against such combination affirmatively exercise their conversion right.

Public stockholders so entitled to exercise their conversion rights will be entitled to convert their shares of common stock into cash at a conversion price equal to a pro rata share of the amount held in the trust account, including underwriting discounts and commissions deposited and interest earned on amounts held in the trust account (net of taxes payable on such interest and the rights of creditors to funds held in the trust account, if any), calculated as of the close of business on the second business day prior to the consummation of our initial business combination. Any request for conversion may be withdrawn at any time up to the date of the meeting of stockholders. Payment will be made to such stockholders promptly following consummation of the business combination. Public stockholders who properly exercise their

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before purchasing our securities. The risks and uncertainties described below may also impair us or affect your investment. If any of the following or other additional risks actually occur, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Associated with Our Business

We are a development stage company with no operating business and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.

We are a recently incorporated company, with nominal assets and without an operating business or results therefrom to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective. We have not identified or been provided with the identity of, or had any direct or indirect contact with, a target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us. We will not generate any revenues until, at the earliest, after the consummation of our initial business combination. We cannot assure you as to when or if our initial business combination will occur.

We may not be able to consummate our initial business combination within the required time frame, in which case, we would be forced to dissolve and liquidate.

We must consummate an initial business combination with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of the definitive agreement for the acquisition within 15 months after the consummation of this offering (or within 24 months after the consummation of this offering, if a letter of intent, agreement in principle or a definitive agreement has been executed within 15 months after the consummation of this offering). If we fail to consummate our initial business combination within the required time frame, we will be forced to dissolve and liquidate. We may not be able to find a suitable target business within the required time frame. We have not identified or been provided with the identity of and no person acting on our behalf has taken any direct or indirect measures to identify or contact, any target business. We have not had, nor has any person on our behalf had, any discussions (formal or informal) or negotiations, or conducted due diligence evaluations and/or similar activities, whether directly or indirectly, with any target company. We have not been approached by a third party offering any target business to us. We do not have a specific business combination under consideration. We cannot assure you as to when or if our initial business combination will occur.

The ability of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

When we seek stockholder approval of our initial business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against our initial business combination and our initial business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to incur an amount of leverage that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of an acquisition target, which could compel us to restructure or abandon a particular business combination.

Since we have not yet identified or approached any prospective acquisition target, we cannot ascertain the capital requirements for any particular business combination. If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination or because a significant number of shares have been converted into cash, we may be required to seek additional financial through the issuance of equity or debt securities or other financing arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. In addition, if we complete a business combination, we may require additional financing to fund the operations or growth of acquisition target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our combined business or businesses. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the consummation of a business combination.

If we are forced to distribute the funds held in the trust account before consummating our initial business combination, our public stockholders may receive less than $8.00 per share upon distribution of amounts held in the trust account and our remaining assets distributable to them and our warrants will expire worthless.

If we fail to consummate our initial business combination within the time period and on the terms described in this prospectus and thereafter distribute to the public stockholders the amount held in the trust account and our remaining assets distributable to them, the total amount distributable per share may be less than $8.00 because of the expenses related to this offering, and our corporate, general and administrative expenses, including expenses relating to identifying a potential target company. Although all of the principal amount of the proceeds deposited in the trust account will be available for distribution to our public stockholders in accordance with our plan of distribution (unless reduced by the payment of third party claims), the interest on such principal sum available for distribution will be reduced by such amount as may be necessary to pay taxes on such interest income.

If we do not consummate an initial business combination within the time period and terms described in this prospectus and we are required to dissolve and liquidate, we anticipate that our liquidation will occur pursuant to Section 281(b) of the Delaware General Corporation Law and, in that event, our board of directors will be required under Section 281(b) to adopt a plan of distribution pursuant to which we shall pay or make reasonable provision to pay all of our existing claims and obligations, all of our contingent, conditional or unmatured contractual claims, all claims against us that are the subject of a pending suit, and all claims against us that are likely to arise or become known within

RISK FACTORS

An investment in our securities involves a high degree of risk. You should consider carefully all of the risks described below, together with the other information contained in this prospectus, before purchasing our securities. The risks and uncertainties described below may also impair us or affect your investment. If any of the following or other additional risks actually occur, the trading price of our securities could decline and you could lose all or part of your investment.

Risks Associated with Our Business

We are a development stage company with no operating business and, accordingly, you will have no basis upon which to evaluate our ability to achieve our business objective.

We are a recently incorporated company, with nominal assets and without an operating business or results therefrom to date. Since we do not have an operating history, you will have no basis upon which to evaluate our ability to achieve our business objective. We have not identified or been provided with the identity of, or had any direct or indirect contact with, a target business. No person acting on our behalf has taken any direct or indirect measures to identify or contact a target business. We have not been approached by a third party offering any target business to us. We will not generate any revenues until, at the earliest, after the consummation of our initial business combination. We cannot assure you as to when or if our initial business combination will occur.

We may not be able to consummate our initial business combination within the required time frame, in which case, we would be forced to dissolve and liquidate.

We must consummate an initial business combination with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of the definitive agreement for the acquisition within 15 months after the consummation of this offering (or within 24 months after the consummation of this offering, if a letter of intent, agreement in principle or a definitive agreement has been executed within 15 months after the consummation of this offering). If we fail to consummate our initial business combination within the required time frame, we will be forced to dissolve and liquidate. We may not be able to find a suitable target business within the required time frame. We have not identified or been provided with the identity of and no person acting on our behalf has taken any direct or indirect measures to identify or contact, any target business. We have not had, nor has any person on our behalf had, any discussions (formal or informal) or negotiations, or conducted due diligence evaluations and/or similar activities, whether directly or indirectly, with any target company. We have not been approached by a third party offering any target business to us. We do not have a specific business combination under consideration. We cannot assure you as to when or if our initial business combination will occur.

The ability of our stockholders to exercise their conversion rights may not allow us to consummate the most desirable business combination or optimize our capital structure.

When we seek stockholder approval of our initial business combination, we will offer each public stockholder (other than our existing stockholders) the right to have his, her or its shares of common stock converted to cash if the stockholder votes against our initial business combination and our initial business combination is approved and consummated. Such holder must both vote against such business combination and then exercise his, her or its conversion rights to receive a pro rata share of the trust account. Accordingly, if our business combination requires us to use substantially all of our cash to pay the purchase price, because we will not know how many stockholders may exercise such conversion rights, we may either need to reserve part of the trust account for possible payment upon such conversion, or we may need to arrange third party financing to help fund our business combination in case a larger percentage of stockholders exercise their conversion rights than we expect. Therefore, we may not be able to consummate a business combination that requires us to use all of the funds held in the trust account as part of the purchase price, or we may end up having to incur an amount of leverage that is not optimal for our business combination. This may limit our ability to effectuate the most attractive business combination available to us.

We may be unable to obtain additional financing, if required, to complete a business combination or to fund the operations and growth of an acquisition target, which could compel us to restructure or abandon a particular business combination.

Since we have not yet identified or approached any prospective acquisition target, we cannot ascertain the capital requirements for any particular business combination. If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination or because a significant number of shares have been converted into cash, we may be required to seek additional financial through the issuance of equity or debt securities or other financing arrangements. We cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. In addition, if we complete a business combination, we may require additional financing to fund the operations or growth of acquisition target. The failure to secure additional financing could have a material adverse effect on the continued development or growth of our combined business or businesses. None of our officers, directors or stockholders is required to provide any financing to us in connection with or after the consummation of a business combination.

If we are forced to distribute the funds held in the trust account before consummating our initial business combination, our public stockholders may receive less than $8.00 per share upon distribution of amounts held in the trust account and our remaining assets distributable to them and our warrants will expire worthless.

If we fail to consummate our initial business combination within the time period and on the terms described in this prospectus and thereafter distribute to the public stockholders the amount held in the trust account and our remaining assets distributable to them, the total amount distributable per share may be less than $8.00 because of the expenses related to this offering, and our corporate, general and administrative expenses, including expenses relating to identifying a potential target company. Although all of the principal amount of the proceeds deposited in the trust account will be available for distribution to our public stockholders in accordance with our plan of distribution (unless reduced by the payment of third party claims), the interest on such principal sum available for distribution will be reduced by such amount as may be necessary to pay taxes on such interest income.

If we do not consummate an initial business combination within the time period and terms described in this prospectus and we are required to dissolve and liquidate, we anticipate that our liquidation will occur pursuant to Section 281(b) of the Delaware General Corporation Law and, in that event, our board of directors will be required under Section 281(b) to adopt a plan of distribution pursuant to which we shall pay or make reasonable provision to pay all of our existing claims and obligations, all of our contingent, conditional or unmatured contractual claims, all claims against us that are the subject of a pending suit, and all claims against us that are likely to arise or become known within 10 years after our dissolution. Our remaining assets shall be reduced by amounts we pay, or reserve to pay, for all of our liabilities and obligations. These liabilities and obligations include our expenses arising during our our disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Fair market value of initial business combination. Our initial business combination must be consummated with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of a definitive agreement for the acquisition. While we expect that our initial business combination will involve only one business, it is possible that we may seek to consummate business combinations with more than one business, in which case such acquisitions must be consummated simultaneously. If we acquire a controlling, but less than 100%, interest in the target business, such controlling interest must have a fair market value equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of execution of a definitive agreement for the acquisition~~. Although we are permitted to raise funds privately or through loans that would allow us to consummate an~~ If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination ~~with one or more operating businesses whose fair market value is, either individually or collectively, greater than 80% of our net assets at the time of such execution, we~~or because a significant number of shares have been converted into cash. we may be required to seek additional financing through the issuance of equity or debt securities or other financing arrangements. We have not entered into or discussed such financing arrangements with any third party~~,~~ and ~~there is no assurance~~we cannot assure you that ~~any~~ such financing~~, if desired, would~~ will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. The fair market value of such initial business combination will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. We are not required to obtain an opinion from an investment banking firm as to such fair market value. However, if we obtain an opinion from an unaffiliated, independent investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to stockholders in connection with obtaining approval of our initial business combination and we will obtain the consent of the investment banking firm to the inclusion of its opinion in our proxy statement.

Possible lack of business diversification. The net proceeds from this offering will provide us with approximately $137,700,000 (or $158,625,000, if the underwriters’ over-allotment option is exercised in full), which we may use to consummate our initial business combination. Consequently, we may only have the ability to consummate our initial business combination with a single operating business. The resulting lack of diversification:

•	will result in our dependency upon the performance of a single operating business; and
•

may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to consummate several business combinations in different industries or different areas of a single industry. Furthermore, the prospects for existing stockholders that we may reimburse, except that such expenses may not be paid out of the funds deposited in the trust account. The reasonableness of such expenses will be determined by a majority of our disinterested directors (i.e., those directors that are not expected to derive any personal financial benefit from the transaction).

Fair market value of initial business combination. Our initial business combination must be consummated with one or more operating businesses whose fair market value is, either individually or collectively, equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of the execution of a definitive agreement for the acquisition. While we expect that our initial business combination will involve only one business, it is possible that we may seek to consummate business combinations with more than one business, in which case such acquisitions must be consummated simultaneously. If we acquire a controlling, but less than 100%, interest in the target business, such controlling interest must have a fair market value equal to at least 80% of our net assets (excluding deferred underwriting discounts and commissions held in the trust account in the amount of $6,000,000 (or $6,900,000, if the underwriters’ over-allotment option is exercised in full)) at the time of execution of a definitive agreement for the acquisition. If the net proceeds of this offering prove to be insufficient, because of the size of our initial business combination or because a significant number of shares have been converted into cash. we may be required to seek additional financing through the issuance of equity or debt securities or other financing arrangements. We have not entered into or discussed such financing arrangements with any third party and we cannot assure you that such financing will be available on acceptable terms, if at all. To the extent that additional financing proves to be unavailable when needed to consummate a particular business combination, we may be compelled to restructure or abandon that particular business combination and seek alternative acquisition targets. The fair market value of such initial business combination will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential sales, earnings and cash flow and book value. We are not required to obtain an opinion from an investment banking firm as to such fair market value. However, if we obtain an opinion from an unaffiliated, independent investment banking firm, a summary of the opinion will be contained in the proxy statement that will be mailed to stockholders in connection with obtaining approval of our initial business combination and we will obtain the consent of the investment banking firm to the inclusion of its opinion in our proxy statement.

Possible lack of business diversification. The net proceeds from this offering will provide us with approximately $137,700,000 (or $158,625,000, if the underwriters’ over-allotment option is exercised in full), which we may use to consummate our initial business combination. Consequently, we may only have the ability to consummate our initial business combination with a single operating business. The resulting lack of diversification:

•	will result in our dependency upon the performance of a single operating business; and
•

may subject us to numerous economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to our initial business combination.

We may not be able to diversify our operations or benefit from the possible spreading of risks or offsetting of losses, unlike other entities which may have the resources to consummate several business combinations in different industries or different areas of a single industry. Furthermore, the prospects for our successes may be entirely dependent upon the future performance of the initial target business we acquire.

and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. Accordingly, our maximum conversion percentage will provide greater flexibility to our public stockholders to exercise their conversion rights while also increasing the probability that the initial business combination will be approved.

Pursuant to our amended and restated certificate of incorporation, our existing stockholders do not have the right to convert any of their shares of common stock owned prior to this offering into a pro rata share of the trust account prior to an initial business combination and because they have agreed to vote all of their shares of common stock, including any shares that they may acquire through the directed unit program, in the same way as the majority of the shares of common stock voted by the public stockholders, effectively they will not have the right to convert shares of common stock included in the units purchased by them in the offering. Our existing stockholders will agree not to purchase any shares of common stock in any open market transactions after this offering and prior to the consummation of our initial business combination.

Liquidation if no business combination. If we do not consummate our initial business combination within 15 months after the closing of this offering, or within 24 months after such closing if a letter of intent, agreement in principle or definitive agreement has been executed within 15 months after consummation of this offering, then, upon the expiration of such period:

•

our corporate purposes and powers will immediately be limited to actions and activities relating to dissolution and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•

our board of directors will be required to adopt, not later than 15 days after such expiration, a resolution pursuant to Section 275(a) of the Delaware General Corporation Law finding our dissolution advisable, to call a special meeting of stockholders to vote on such dissolution and to solicit votes of stockholders in favor of such dissolution; and

•

our board of directors will be required, as promptly thereafter as possible, to cause notice of adoption of such resolution, notice of such special meeting and a proxy statement in respect of such meeting and solicitation to be filed with the SEC and sent to stockholders as required by and in accordance with the Delaware General Corporation Law, including Section 275(a), and federal securities laws.

In addition, if we file an initial proxy statement seeking approval from our stockholders to consummate an initial business combination within 90 days of the expiration of 15 months after closing of this offering (or 24 months after such closing, if a letter of intent, agreement in principle or definitive agreement has been executed within such 15-month period and the business combination related thereto has not been consummated within such 15-month period), the initial proxy statement related to such business combination will also seek stockholder approval for our dissolution, in the event our stockholders do not approve such initial business combination.

The date on which such notices and proxy statement are sent and the date of such special meeting shall be fixed and may be thereafter changed as necessary:

tendered and covered by such letter of transmittal (after giving effect to any required tax withholdings) to the person to whom payment thereof is directed in such letter of transmittal. However, we cannot assure you that such payment will be made in a timely manner. If payment is to be made to a person other than the registered holder under the certificates so tendered, we will only make such payment if the certificates so tendered shall be properly endorsed, or be accompanied by a properly endorsed stock transfer power, and otherwise in proper form to effect such transfer and that the person directing such payment shall:

•	pay any transfer or other taxes required by reason of payment to a person other than the registered holder under the certificate so tendered; or
•	establish to our satisfaction that such taxes have been paid or are not applicable.

If any certificate representing issued and outstanding shares shall have been lost, stolen or destroyed, we shall only make such payment if the person claiming such certificate to be lost, stolen or destroyed shall have delivered to us a duly executed and completed affidavit, in such form as shall have been reasonably prescribed by us, as to that fact and a bond in such sum as we may reasonably prescribe to protect us against any claim that may be made against us with respect to the certificate alleged to have been lost, stolen or destroyed.

We intend to distribute the funds to stockholders who elect conversion promptly after consummation of our initial business combination. However, public stockholders eligible to convert their shares who fail to comply with the procedures above will face delays in receiving their pro rata share of the funds held in the trust account as no such funds will be distributed to such stockholders until they tender their shares in accordance with these procedures. Delays may also be caused by our inability to liquidate the funds held in the trust account in a timely manner. No interest shall accrue or be payable on such pro rata share of the trust account in respect of such shares for any period after the close of business on the second business day prior to the consummation of such initial business combination.

At any time beginning 180 days after the consummation of the initial business combination, we may cause the trust account to pay over to us any portion of the trust account then remaining in respect of shares so converted. After such payment, public stockholders holding shares so converted shall be entitled to look solely to us (subject to abandoned property, escheat and other similar laws) as general creditors thereof with respect to the pro rata share of the trust account payable in respect of such shares.

If a business combination is approved by a majority of the shares of common stock voted by the public stockholders and public stockholders owning no more than 29.99999% of our shares both vote against the business combination and properly exercise their conversion rights, we may proceed with the business combination in accordance with its terms. We will not consummate any business combination if public stockholders owning 30% or more of the shares sold in this offering both vote against a business combination and exercise their conversion rights.

It is our intention in every case to structure and consummate an initial business combination only if our public stockholders owning up to 29.99999% of the shares of common stock underlying the units offered by this prospectus have the right and ability to exercise their conversion rights as presently contained in our amended and restated certificate of incorporation. Our officers and directors view the foregoing conditions as terms of the securities offered by this prospectus under the federal securities laws and obligations to our stockholders. Additionally, our officers and directors have agreed not to take any action to modify or waive, and will vote their shares against any amendments to, the provisions in our amended and restated certificate of incorporation containing such conditions. Our maximum conversion percentage of 29.99999% is greater than the maximum conversion percentage of similarly structured development stage companies, the majority of which provide for a maximum conversion percentage of 19.99999%. Accordingly, our maximum conversion percentage will provide greater flexibility to our public stockholders to exercise their conversion rights while also increasing the probability that the initial business combination will be approved.

Pursuant to our amended and restated certificate of incorporation, our existing stockholders do not have the right to convert any of their shares of common stock owned prior to this offering into a pro rata share of the trust account prior to an initial business combination and because they have agreed to vote all of their shares of common stock, including any shares that they may acquire through the directed unit program, in the same way as the majority of the shares of common stock voted by the public stockholders, effectively they will not have the right to convert shares of common stock included in the units purchased by them in the offering. Our existing stockholders will agree not to purchase any shares of common stock in any open market transactions after this offering and prior to the consummation of our initial business combination.

Liquidation if no business combination. If we do not consummate our initial business combination within 15 months after the closing of this offering, or within 24 months after such closing if a letter of intent, agreement in principle or definitive agreement has been executed within 15 months after consummation of this offering, then, upon the expiration of such period:

•

our corporate purposes and powers will immediately be limited to actions and activities relating to dissolution and winding up our affairs, including liquidation, and we will not be able to engage in any other business activities;

•

our board of directors will be required to adopt, not later than 15 days after such expiration, a resolution pursuant to Section 275(a) of the Delaware General Corporation Law finding our dissolution advisable, to call a special meeting of stockholders to vote on such dissolution and to solicit votes of stockholders in favor of such dissolution; and

•

our board of directors will be required, as promptly thereafter as possible, to cause notice of adoption of such resolution, notice of such special meeting and a proxy statement in respect of such meeting and solicitation to be filed with the SEC and sent to stockholders as required by and in accordance with the Delaware General Corporation Law, including Section 275(a), and federal securities laws.

In addition, if we file an initial proxy statement seeking approval from our stockholders to consummate an initial business combination within 90 days of the expiration of 15 months after closing of this offering (or 24 months after such closing, if a letter of intent, agreement in principle or definitive agreement has been executed within such 15-month period and the business combination related thereto has not been consummated within such 15-month period), the initial proxy statement related to such business combination will also seek stockholder approval for our dissolution, in the event our stockholders do not approve such initial business combination.

The date on which such notices and proxy statement are sent and the date of such special meeting shall be fixed and may be thereafter changed as necessary:

•	to permit the review thereof by the SEC as required by federal securities laws and resolution of any comments it may have; and
•	so that such notices and proxy statement are sent not less than 10 and not more than 60 days prior to the date of such special meeting.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. See “Management” and “Principal Stockholders.” Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program.

EXPERTS

The financial statements of Symmetry Holdings Inc. at December 31, 2006, and for the period from April 26, 2006 (date of inception) through December 31, 2006 have been audited by Miller, Ellin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion) appearing elsewhere in this prospectus and in the registration statement of which this prospectus forms a part and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus forms a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus. The registration statement is available to the public over the Internet at the SEC’s website and can be read and copied at the locations described below.

We will be required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934. We will make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information to be contained on our website and the website of ILUT, Srl is not a part of this prospectus. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.

LEGAL MATTERS

Certain legal matters in connection with the securities offered hereby will be passed upon for us by Kelley Drye & Warren LLP, New York, New York and Stamford, Connecticut. Certain legal matters in connection with the securities offered hereby will be passed upon for the underwriters by Morgan, Lewis & Bockius LLP. One of our directors and existing stockholders, Mr. Barker, is a partner of Kelley Drye & Warren LLP. See “Management” and “Principal Stockholders.” Mr. Barker and other partners and employees of Kelley Drye & Warren LLP may purchase units in the directed unit program.

EXPERTS

The financial statements of Symmetry Holdings Inc. at December 31, 2006, and for the period from April 26, 2006 (date of inception) through December 31, 2006 have been audited by Miller, Ellin & Company LLP, an independent registered public accounting firm, as stated in their report (which report expresses an unqualified opinion) appearing elsewhere in this prospectus and in the registration statement of which this prospectus forms a part and have been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933 with respect to our securities described in this prospectus. References to the “registration statement” or the “registration statement of which this prospectus forms a part” mean the original registration statement and all amendments, including all schedules and exhibits. This prospectus does not contain all of the information in the registration statement because we have omitted parts of the registration statement in accordance with the rules of the SEC. Please refer to the registration statement for any information in the registration statement that is not contained in this prospectus. The registration statement is available to the public over the Internet at the SEC’s website and can be read and copied at the locations described below.

We will be required to file periodic reports, proxy statements and other information relating to our business, financial and other matters with the SEC under the Securities Exchange Act of 1934. We will make available, free of charge, on or through our web site, copies of our proxy statements, our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC. The information to be contained on our website and the website of ILUT, Srl is not a part of this prospectus. Our filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. You may also read and copy any document that we file with the SEC at, and obtain a copy of any such document by mail from, the SEC’s public reference room located at 100 F Street, N.E., Washington, D.C. 20549, at prescribed charges. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its charges.